Overview   Disclosures   Comments   **0**

The Native

Austin, TX

- A **luxury hostel** offering handcrafted design and unique experiences
- Investors "are pouring money into upscale youth hostels (http://www.wsj.com/articles/boutique-bohemian-high-end-hostels-come-to-america-1432670969?mg=id-wsj&mg=id-wsj)" according to the **Wall Street Journal**
- Highly successful management team with **decades** of design and hospitality experience
- Located in Austin, TX, ranked by Forbes as the **#1 fastest growing city** in the U.S.
- Enrolled in the NextSeed Payment Automation Service (https://www.nextseed.co/about/faq/#what-is-the-payment-automation-service-inv)

Investment Details

2.00x
Investment Multiple ⓘ

$100
Invested of $275,000 minimum

$100
Minimum Investment

Available
Bonus Rewards

53 days remaining

Invest Now

Company Description



The Native is the first boutique hostel brand bringing high style and progressive programming to affordable travel. The Native experience will be a high-impact collision of music, art, food and drink for individuals who thrive on connection, unbridled fun and meaningful experiences.

Located at the nexus of Austin's artsy eastside and the downtown entertainment district, this adaptive reuse project will convert a mid-century warehouse and surrounding land into 4,000 square feet of cafe, bar and lounge space, 5,000 square feet of hostel rooms and 14,000 square feet of paved surface lot for events and future amenities. The Native will be the first hostel of its kind in the Southwestern United States, and will open new locations across the U.S. using an expansion strategy similar to that of Freehand (http://thefreehand.com/) and Generator (https://generatorhostels.com/en/).









The Native team has decades of experience in founding, designing and/or operating architecturally noteworthy experiences that draw crowds across Texas and beyond. These successful concepts include Kung Fu Saloon (http://www.kungfusaloonaustin.com/) (three locations throughout Texas), The Brew Exchange (http://brewexchangeaustin.com/), Winflo Osteria (http://winfloosteria.com/), Eberly (http://eberlyaustin.com/) and The Mohawk (http://mohawkaustin.com/) (totaling roughly $20 million in annual revenue). The Native will be designed and built by Icon Design+Build (https://icondesignbuild.com/), a regionally recognized high-end custom construction firm owned by two members of the Native team.



(http://www.kungfusaloonaustin.com)



(http://winfloosteria.com/)



(http://eberlyaustin.com/)



(http://mohawkaustin.com/)



(http://brewexchangeaustin.com/)



(https://icondesignbuild.com/)

Offering Summary

Issuer

Native Hostel Austin, LLC ("The Native")

Entity Type

Limited liability company

Principal Office

807 E. 4th Street

Austin, TX, 78702

Securities

Revenue Sharing Notes

Offering Amount

Minimum of $275,000 and a maximum of $500,000

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/cgi-bin/browse-edgar?action=getcompany&CIK=0001674180&owner=include&count=40) to view the Issuer's SEC Form C filing.



Use of Proceeds

The Native is seeking to raise between $275,000 and $500,000 on NextSeed.
Proceeds will be utilized to finance the construction and build-out of The Native hostel.







un.box studio

THE NATIVE
Austin, TX 78702

A4.1
LEVEL 1 REFLECTED CEILING AND ELECTRICAL PLAN

un.box studio

THE NATIVE
Austin, TX 78702

A5.1
EXTERIOR ELEVATIONS

Key Terms

Minimum Investment

$100

Revenue Sharing Percentage

5.0% of each month's gross revenue

Investment Multiple

2.0x

Investors will each receive in the aggregate 2.0x their original investments, as a result of being paid their proportionate shares of the Issuer's gross revenue on a monthly basis.

Startup Period

Period from the closing through November 30, 2016

Payments

During the Startup Period, the Issuer will not make any payments. After the Startup Period, the Issuer will make monthly payments based on the relevant revenue sharing percentage.

Maturity

If the investors have not been paid in full within 48 months after the Startup Period, the Issuer is required to promptly pay the entire outstanding balance to the investors.

Security Interest

The Issuer will grant a second-lien security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.

For more information on the terms of the offering, see the <u>Disclosure Statement</u>.

Total Payment Calculator*

Principal	Investment Multiple	Maturity*	Total Payment*
$100 ⬍	2.00x	48 months	$200

This investment has a startup period during which no payments will be made. The first payment is not due until after November 30, 2016.

Revenue Sharing Summary*

Beginning December 1, 2016, the Issuer will share 5% of each month's gross revenue with the investors as a group until they are paid in full. Each investor will receive its proportionate share of the monthly payments made to the investors as a group.

EXAMPLE:

Gross revenue in month X

$300,000

Revenue sharing percentage

5.00%

Total payment for month X

$15,000

Assuming that the total amount raised through this offering is $275,000 and Investor A invested $2,750, Investor A would be entitled to receive 1.0% of the $15,000 shared with investors for month X. Therefore, **Investor A is paid $150.00 for month X**.

* The calculations above are illustrative examples only and may not reflect actual performance. The exact length of time that it will take the Issuer to pay each investor in full cannot be known in advance since the Issuer's actual revenues may differ from its reasonable forecasts. If any balance remains outstanding on the maturity date, the Issuer is contractually required to promptly pay the entire outstanding balance due to each investor. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

Invest $100 or more

One Native t-shirt, one invitation to the opening party.

Invest $500 or more

One bed for two nights, one Native t-shirt and two invitations to the opening party.

Invest $1,000 or more

Private four-person suite for one night, four Native t-shirts and four invitations to the opening party.

Invest $5,000 or more

Private four-person suite for two nights, $500 drink tab, four Native t-shirts and four invitations to the opening party.

Invest $10,000 or more

Exclusive "Guided by Natives" Tour of Town, private four-person suite for two nights, $500 drink tab, four Native t-shirts and four invitations to the opening party.

Invest $25,000 or more

"F*!@ Yeah" Level: Three-day weekend package in the 1,100 sq ft Hideaway Suite, prix fixe dinner for eight, exclusive "Guided by Natives" Tour of Town, $1,500 drink tab, eight Native t-shirts and eight invitations to the opening party.

* Bonus rewards must be used by December 31, 2017. Complimentary stays will be subject to the following blackout dates: each national holiday (as well as the day immediately preceding), Austin City Limits weekend, FunFunFun Fest weekend and all dates during SXSW.





Business Model

The Native will offer 72 beds spread throughout 12 guest rooms, including 4 loft-style rooms that can be rented as suites or shared spaces. Its prime, central location makes The Native an ideal launchpad for younger travelers eager to explore Austin's myriad nightlife options and world-renowned festivals like SXSW, Austin City Limits and FunFunFun Fest.







The Native's cafe and bar will serve casual, hyper-American cuisine and unpretentious craft cocktails. The rotating menu will be simple and approachable, with an emphasis on authenticity. Guests will relax and converse in an intimate, low-lit space featuring a glass ceiling and a textural blend of stone, plush velvet and steel.

Regular large-scale performances will transform the 14,000 square foot parking area and backyard into a destination for patrons to experience big sounds and bigger productions under the bright lights of the Austin skyline.

The Native will also sell branded merchandise to its patrons and other visitors on hostel premises.   Read More



For more detailed analysis, see the Disclosure Statement.

Location Analysis

The City of Austin presents one of the country's most appealing market opportunities for new hotel and accommodations ventures. Forbes ranked Austin as the #1 fastest growing city in the nation for the 4th straight year, and the #1 "City to Watch." The average occupancy rate for hotels in downtown Austin is over 77%, while the average daily rate for a room in like hotels is approximately $215. The national average occupancy rate and average daily room rate are 65% and $121, respectively.

The Native's site at 807 East 4th Street, nestled between Austin's vibrant Downtown and bohemian Eastside, presents an ideal location for guests with convenient access to everything that Austin has to offer, and hundreds of exciting entertainment opportunities

all within walking distance.

There are more than 150 dining options, 50 drinking establishments and almost 40 music venues that guests can walk to from The Native in less than 15 minutes. The Native site is approximately 1 mile from the edge of The University of Texas at Austin campus. In addition, two highly anticipated infrastructure and real estate development projects (4th Street Gateway Project and the Plaza Saltillo development) are planned for the near future in the vicinity of The Native, further enhancing the profile and desirability of the location.   Read More



For more detailed analysis, see the Disclosure Statement.

Leadership



Michael Dickson, *President*

Over the course of 17 years in the construction industry, Michael Ryan Dickson has cultivated a passion for and deep understanding of fine architecture, design, and project management. He is currently a Managing Partner of Icon Design+Build, a high-end custom builder specializing in homes, bars and restaurants. He is also the owner of a number of highly successful food and beverage venues. Mr. Dickson studied Geography at the University of Texas, Austin. Mr. Dickson is responsible for the day-to-day management decisions of The Native.



Antonio Madrid, *Secretary*

Antonio T. Madrid specializes in the fast-track development and construction of custom, high-end hospitality venues, residences and art installations. Since 2010, he has overseen nearly a dozen successful commercial build-outs across the United States as well as art installations for the Metropolitan Museum of Art, Governors Island, and Soho House. He is currently a Managing Partner of Icon Design+Build and Board Chair of the HOPE (Helping Other People Everywhere) Campaign. Mr. Madrid studied Philosophy and Finance at the University of Texas, Austin. Mr. Madrid is responsible for the day-to-day activities of The Native.



Will Steakley, *Treasurer*

Will Steakley is the co-founder of several successful Austin brands, including The Mohawk (voted the Austin Chronicle's Best Live Music Venue in 2015), DEN Property Group, Viceroy Realty Advisors, and Austin Surf Company. As a native Austin creator, connector and tastemaker, Mr. Steakley is passionate about preserving the soul, authenticity and brand of Austin, Texas. With over $300 million in closed transactions, Mr. Steakley also happens to be one of Austin's top real estate professionals and the only agent under 40 to receive the Austin Business Journal's coveted Top 25 award over 9 consecutive years. Mr. Steakley studied Economics at the University of Texas, Austin. Mr. Steakley is in charge of overseeing the finances of The Native.

NextSeed.

Browse (https://eos.nextseed.co/offerings/)

Team (https://eos.nextseed.co/about/us/)

FAQ (https://eos.nextseed.co/about/faq/)

Connect

Blog (https://eos.nextseed.co/blog/)

Facebook (https://www.facebook.com/thenextseed)

Instagram (https://instagram.com/thenextseed/)

Twitter (https://twitter.com/thenextseed)

Contact

info@nextseed.co (mailto:info@nextseed.co)

Phone: 800-705-4220 (tel:8007054220)

Fax: 866-266-0869

Legal

Privacy Policy (https://eos.nextseed.co/agreements/privacy-policy/)

Terms of Use (https://eos.nextseed.co/agreements/terms-of-use/)

(https://eos.nextseed.co)

History

★ **January 2016**

The three partners formulate The Native concept and find the location for Austin's first luxury hostel

★ **March 2016**

The Native team officially forms Native Hostel Austin, LLC

★ **June 2016**

Required permits expected to be approved by the City of Austin Construction and build-out expected to begin

★ **December 2016**

This overview contains a preliminary summary of the purpose and principal business terms of the investment described herein. This summary does not purport to be complete and is qualified in its entirety by reference to the more detailed discussion contained in the actual text of the related disclosure statement and investment agreements (the "Documents"), as applicable.

Any crowdfunding investment involves risk and investors may lose some or all of the principal invested. Investors may be subject to restrictions on canceling purchase orders, selling or transferring purchased securities. Investors should not invest in a crowdfunding offering unless he or she can afford to lose the entire investment. Before making an investment decision, potential investors are advised to carefully read the related Documents and consult with their tax, legal and financial advisors.

This site is operated by NextSeed US LLC ("NextSeed"), a Funding Portal registered with the U.S. Securities and Exchange Commission (the "SEC"), for the purpose of offering and selling securities in accordance with the exemption from securities registration requirements contained in Section 4(a)(6) of the Securities Act of 1933 and the regulations promulgated by the SEC. NextSeed seeks to assist privately held small businesses issue debt securities in the form of term notes, revenue sharing notes or other debt products to investors. For more information on the security offered in a specific offering, please see the applicable offering materials for such offering.

Securities offered on NextSeed have not been recommended or approved by any federal or state securities commission or regulatory authority. NextSeed does not provide any investment advice or recommendation, and does not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved.

By accessing this site and any pages hereof, you agree to be bound by the **Terms of Use** (https://eos.nextseed.co/agreements/terms-of-use/) and **Privacy Policy.** (https://eos.nextseed.co/agreements/privacy-policy/)

MADE IN THE USA